March 24, 2010

John Fieldsend

Attorney Advisor

H. Christopher Owings

Assistant Director

United States

Securities and Exchange Commission

Washington , D.C. 20549

Mail Stop 3561

Re:

My Catalogs Online, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 21, 2010

File No. 333-163439

Dear Mr. Fieldsend;

The following are our responses to your comment letter of February 18, 2010.

Outside Front Cover Page of the Prospectus, page 3

1.

We note your response to comment two of our letter dated December 31, 2009.  In your revised disclosure, you state that you and your selling shareholders will sell the common stock being registered in this offering at a fixed price of $0.20 per share, “until the securities are quoted on the OTC Bulletin Board or listed on an exchange and thereafter at prevailing market prices or privately negotiated prices.”   However, because it is possible that the shares you are registering in this offering will never be quoted on the OTC  Bulletin Board or listed on an exchange, please revise your disclosure here, and throughout your document, to indicate that your shares may never be quoted on the OTC Bulletin Board or listed on an exchange.

The disclosure has been revised to indicate that the company’s shares may never be quoted on the OTC Bulletin Board or listed on an exchange.

2.

We have reviewed your revised disclosures provided in response to comment five of our letter dated December 31, 2009 and it appears that the total gross and net proceed amounts to be received by the company are not accurate.   It appears that gross proceeds to the company should total $500,000, based on the sale of 2.5 million shares at a price of $0.20 per share, and net proceeds to the company should total $434,500 after deduction $65,500 of offering expenses.   Please revise your filing accordingly and also correct the typo in the last column of the selling shareholder line item to read “0.20.”

Proceeds numbers have been revised and also the column typo.

3.

We note your response to comment eight of our letter dated December 31, 2009.  However, it appears that you did not include a statement regarding your doubts about your ability to continue as a going concern on your prospectus cover page.  Please revise or advise.

Revised to include a going concern statement on the cover page.

4.

Also, please move the statement in the second paragraph under the heading, “Results of Operations,” regarding your ability to continue as a going concern from page 19 to the beginning of your Management’s Discussion and Analysis of Financial Condition and Results of Operations section.

Statement has been moved to the beginning of the MD & A section.

5.

Further, please revise your disclosures on page 6 and 19, and elsewhere throughout your document, as appropriate, regarding your auditors’ going concern opinion on your financial statements to state that your auditors have expressed “substantial” doubt about your ability to continue as a going concern.

Revised to include the word “substantial.”

Prospectus Summary, page 5

6.

We note your response to comment nine of our letter dated December 31, 2009.   However, it appears that you did not revise your disclosure in response to the first two bullets of that comment.  Accordingly, we re-issue the first two bullets of that comment.

The disclosure has been revised to include:

•

That the company’s shares currently are not traded on any market or exchange, and to provide briefly an explanation of how this impacts share liquidity.

•

That the company is registering 600,000 shares in this offering on behalf of two of its affiliates, Jerrold D. Burden and Ronald Teblum, and that these individuals will continue to own the majority of the company’s registered shares after the offering, allowing them to control the company.

Use of Proceeds, page 10

7.

Your current tabular presentation appears to show the expected use of the gross offering proceeds and disregards any anticipated offering expenses.  Please revise your tabular presentation to show how you intend to use the net proceeds expected to be raised in the offering.  See Item 504 of Regulation S-K.

Offering expenses have been accounted for and use of proceeds table has been revised.

Dilution, page 11

8.

We note that you consider your website development costs to be tangible assets when calculating net tangible book value.  Please either revise your filing to exclude these assets from net tangible book value or tell us why you consider these assets to be tangible assets rather than intangible assets.

In your response to the comment of website development costs, it should be noted that the company has acquired the 1,600 domain names which are considered an asset of the company.  This has been corrected to reflect the domain names accordingly in the Company balance sheet.

9.

We are unable to determine how you calculated the per share amounts presented in your dilution tables.  For example, assuming a pre-offering net tangible book value of ($166,785), it appears that net tangible book value per share under the 100% offering scenario would be ($0.0137) before the offering and $0.0183 after the offering, resulting in an increase attributable to new investors of $0.0320 per share and dilution per share to new stockholders of $0.1817.  Please provide revised dilution calculations in your next filing or tell us why you believe the amounts presented are appropriate.  As previously requested in comment 17 of our letter dated December 31, 2009, please round all per-share amounts presented in the dilution table to the nearest whole cent.   See Item 506 of Regulation S-K.

Recalculated and rounded to the nearest whole cent.

10.

We note the disclosures you provided in response to comment 18 of our letter dated December 31, 2009.   Please provide a short paragraph preceding each of the dilution tables presented that discloses the anticipated post-offering net tangible book value and the number of additional shares that would be expected to be issued under each offering scenario.

Additions match to disclose the anticipated post-offering net tangible book value and the number of additional shares that would be expected to be issued under each scenario.  A short paragraph has been added to provide further explanation.

11.

We note the disclosures you provided in response to comment 19 of our letter dated December 31, 2009.   Please revise the format of these disclosures to provide in a comparative form, for each offering scenario, the numbers and percentages of shares held and the dollar amounts and percentages of contributed capital attributable to the existing shareholders and the purchaser in the offering.

Disclosures revised to provide in a comparative form, for each offering scenario, the numbers and percentages of shares held and the dollar amounts and percentages of contributed capital attributable to the existing shareholders and the purchaser in the offering.

Description of Business and Property, page 13

12.

We note your response to comment 21 of our letter dated December 31, 2009.   However, it appears that you did not revise your disclosure regarding certain aspects of that comment.   Accordingly, please address the following examples of revisions you should make to your document:

•

It appears that the number of your operational websites is inconsistent throughout your document.   For example, you state in the Prospectus Summary section, the first paragraph under the heading “Company Overview” and on page 14 that you have eight operating websites that are “currently up and running.”   However, in the third paragraph under the heading “General” on page 13, you state that your “current websites” include only five websites.  Also, it appears that your website, MyValentineCatalog.com is currently up and running as well.  Please revise the disclosure throughout your document to clearly and consistently disclosure your websites that are currently operations.

Number of sites have been updated, and those operational and planned have been clearly identified.

•

In this regard, please disclose which websites are currently generating revenue and how you will continue “to optimize existing websites through growth of technology and building momentum with affiliate vendors for added commission and sponsorship programs.”

All sites that are operating have the potential of generating revenue.  Disclosures have been updated to detail the Company’s existing strategies for increasing revenues from its existing websites as well as those under consideration.

Please update the names and dates of the websites that “are expected to be rolled out during the 1st quarter of 2010.”   For example, it appears that MyValentineCatalog.com is currently operational and MyCallingCardscatalog.com was not operational as of February 15, 2010.

Specific planned rollout dates have been removed, as the Company has no set date for roll out of additional sites.

•

Please continue to revise this section to discuss your business without using jargon.   As examples only, and not an exhaustive list of the revisions you should make, please address the following:

•

“…unique, personalized and rich graphical user interface,” page 14;

•

“…graphic rich, hover-pan-zoom user interface on the Internet,” page 14;

•

“…dynamic, flip-book conversion tool.”  Page 15;

•

“… intuitive user interfaces,” page 15; and

•

“…robust, scalable and stable network of servers and routers capable of handling high internet traffic and large database driven searches.” Page 15.

All references have been removed or defined.

•

Please explain in greater detail your plans for implementing your GoGreen initiative, disclose any contacts or agreements you have made with other companies in this regard and describe the “excepted and endorsed means” you have “to view products and services by a simple flip page format.”

Revised accordingly.

•

We note a blank space in the first paragraph under the heading “Keys to Success”  in which you fail to include the amount of time that you have been a Microsoft BizSpark Partner.  Please disclose that amount of time or tell us why it is not appropriate for you to do so.

Revised accordingly.

•

Please provide a source for your statement that the “industry is rapidly moving to a more intuitive online shopping experience as well as Mobile shopping.”   Also, please provide us with a basis for your belief that you are a “leader” in developing intuitive user interfaces.

Removed all references.

•

In the third-to-last paragraph on page 15, you state that your database and server infrastructure is outsourced to a company designed to provide these specific services.  Please disclose the company providing you with these services, any agreements you have with this company, the amount this company charges you for its services and your ability to find another company to provide similar services if your current database and server infrastructure company is no longer able to provide you with these services.

Details have been provided.

•

You state that you intend to use a solution from Akamai to support your rich graphic and streaming capabilities.  Please disclose whether you have any agreements or negotiations with this company for its services.   If not, please state.

Removed.

•

We note in your disclosure under the heading “Competition” that you discuss many well established companies against which you claim to compete.  Given your current size and operating status it appears inappropriate for you to list these companies as your direct competitors.   Please revise or advise.    Also, if you choose to highlight your competitive strengths, please balance this disclosure with a discussion of your principal competitive challenges or the risks you face.

Revised accordingly.

•

Under the heading “Marketing Strategy,” you list ten proposed channels for marketing and advertising that you intend to explore depending on the individual site being promoted.   Please revise your disclosure to state whether you have initiated any contacts, plans or agreements to engage any of these channels.  If not, please disclose that, although you have identified these channels as possible marketing and advertising options in the future, you have taken no steps and have no current plans or agreements to use any of these channels for marketing or advertising.

Revised accordingly.

Online Demographics, page 16

13.

We note your response to comment 22 of our letter dated December 31, 2009.   Please remove the four paragraphs under this heading or tell us why it is not appropriate for you to do so.

Paragraphs removed.

Management’s Discussion and Analysis of Financial Condition and Results of…page 18

14.

We note your response to comment 13 of our letter dated December 31, 12009.  However, you continue to reference Section 27A of the Securities Act and Section 21E of the Securities Exchange Act in the first paragraph of your Management’s Discussion and Analysis of Financial Condition and Results of Operations section.  Please delete these references because those sections do not apply to forward-looking statements made in connection with an initial public offering.

References deleted.

15.

We note your response to comment 23 of our letter dated December 31, 2009.  However, your revised disclosure does not appear to address the impact that the trends and uncertainties you identified are likely to have on revenues, income or liquidity, nor does it discuss the quality and variability of your cash flows in such a way as to assist investors in ascertaining the likelihood that and extent to which past performance is indicative of future performance..  Please revise.

Explanation provided.

Plan of Operation, page 18

16.

We note your revised disclosure provided in response to comment 24 of our letter dated December 31, 2009.    Please further expand your disclosure to explain how you expect to earn revenues and how you expect to develop and market your websites or provide a cross reference to other parts of your document where these items are discussed.   Your plan of operation should specifically address the anticipated costs of completing your websites.

Explanation provided.

17.

We note your response to comment 25 of our letter dated December 31, 2009.  In this section, you state you launched an advertising strategy during the holiday season of 2009 and that “MyChristmasCatalog.com began the branding of MyCatalogsonline.com through various media and social networking aspects.”  In this regard, we note that you provide five bullets describing your branding and advertising activities.  Please discuss each of these activities in greater detail, including the content and date of each activity, and advise us whether these activities are consistent with past practices.    Also, given that you filed your initial registration statement with us December 2, 2009, please provide us with your analysis as to whether these branding and advertising activities constitute an offer of your securities.

Further explanation provided and section revised.  The Company’s marketing efforts were limited to marketing its websites, and the related products thereon, and the Company did not undertake any efforts that would have constituted an offering of our securities.

18.

We note your response to comment 26 of our letter dated December 31, 2009.  Please disclose the names of the websites that your propose to roll-out in the next 12 months or, alternatively, provide a cross-reference to the section of the document in which this information can be found.   In addition, please disclose the amount of funds you will need to accomplish the roll-out of your websites.

Added references to Products & Services Section and the Liquidity and Capital Resources section.

Liquidity and Capital Resources, page 19

19.

As previously requested in comment 27 of our letter dated December 31, 2009, because your offering is being completed on a “best-efforts” basis, you should discuss your plans to satisfy liquidity needs over at least the next 12 months under at least the offering scenarios discussed elsewhere in your filing.   We note your general disclosure that you will roll-out new websites at a slower pace and/or focus your energy on refinement of existing sites if less than the full proceeds are raised    Considering your auditors have expressed substantial doubt about your ability to continue as a going concern, please provide more specific disclosures of how you intend to satisfy your liquidity needs over at least the next 12 months under at least the 25%, 50%, 75% and 100% offering levels.  If you anticipate that offering proceeds of less than 100% will not be sufficient to fund operations for at least the next 12 months, please discuss how management intends to finance operations.    Please refer to Section 607.2 of the Codification of Financial Reporting Releases.

Section has been revised.  The Use of Proceeds section has been revised to include a detailed description of the use of proceeds over the differing offering scenarios.  As the Company’s expenses are relatively stable, unless additional websites are rolled out, the Company believes it can fund its present operations with projected revenues together with offering proceeds under any of the offering scenarios.    If necessary, Management has indicated that it intends to continue to fund shortfalls as needed. In addition, the Company will consider raising additional funds during 2010 through sales of equity, debt and convertible securities, if it is deemed necessary.

20.

Please delete the phrase “and such disclosure has been added to the registration statement” from the last sentence of the fifth paragraph of this section.

Phrase has been deleted.

Our Management, page 20

21.

We note your response to comment 34 of our letter dated December 31, 2009.    However, it does not appear that you revised the biography of Mr. White or Ms. Rosario in accordance with that comment.  Accordingly, we re-issue that comment with respect to Mr. White and Ms. Rosario.

Both were removed.

22.

We note your response to comment 36 of our letter dated December 31, 2009.  However, it does not appear that you deleted the third paragraph of Ms. Rosario’s business description as requested.   Please revise your disclosure accordingly.

Third paragraph deleted.

Executive Compensation, page 22

23.

We note your response to comment 55 of our letter dated December 31, 2009.  In your revised disclosure under the heading “Item 15. Recent Sales of Unregistered Securities,”   you state that you issued Jerrold D. Burden 10 million shares of your common stock and you issued Ronald Teblum 2 million shares of your common stock on September 15, 2009 “for services.”   However, you have not disclosed these issuances to Mr. Burden and Mr. Teblum as executive compensation in this section.  Please revise or advise.   Also, please clarify the services provided in exchange for these shares.

Explanation provided.

Certain Relationships and Related Party Transactions, page 24

24.

We note your response to comment 39 of our letter dated December 31, 2009.  However, it does not appear that you have revised the registration statement as indicated in your response.  Accordingly we re-issue that comment.

Explanation provided, and copy of Note issued as Exhibit.

Selling Stockholders, page 26

25.

We note your response to comment 40 of our letter dated December 31, 2009.  Please revise your disclosure to describe the nature of the relationships between you and each of Robert Weidenbaum and Dina Buonocore.

Explanation provided.

26.

Please revise your disclosure to clarify, if true, that Robert Weidenbaum and Dina Buonocore have the sole voting and investment power over shares held by CLX & Associates and Bay State Financial, respectively.

Clarification and verification has been provided.

Independent Auditor’s Report, page F-1

27.

We note from your response to comment 46 of our letter dated December 31, 2009 that your auditors did not conduct the audit of your financial statements in accordance with Public Company Accounting Oversight Board (United States)(“PCAOB”) standards because your shares were not publicly traded.   Please note that PCAOB Rules and the Sarbanes-Oxley Act of 2002 require audits of “issuers” to be conducted in accordance with PCAOB standards.   As noted in Section 2(a) of the Sarbanes Oxley Act, an issuer includes a company that files or has filed a registration statement that has not yet become effective under the Securities Act of 1933 (and which has not been withdrawn).   Accordingly, please ensure that your auditors perform whatever additional audit work is necessary that would enable them to state in their report that the audit was conducted in accordance with PCAOB Standards.   Also refer to PCAOB Auditing Standard No. 1 and SEC Release 34-49707.  Please also have your auditors revise their report to read, “Report of Independent Registered Public Accounting Firm.”

The audit report has been prepared under PCAOB standards.

Financial Statements, page F-1

Consolidated Statements of Changes in Stockholder’s Deficit, page F-4

28.

 We note that the issuances of common stock reflected on your statements of cash flows and stockholders’ deficit during the period from inception through September 30, 2009 do not agree with the description of your issuances of common stock described in “Item 15. Recent Sales of Unregistered Securities” on page II-1.   Please revise your filing accordingly or reconcile these differences for us.

See Note 3 – Common Stock (page F-7) and Item 15 has been revised to show the nature of the equity transaction.

Note 1—Summary of Business Operations and Significant Accounting Policies, page F-6

29.

We note your revised disclosure provided in response to comment 50 of our letter dated December 31, 2009.  Please further expand your accounting policy footnote to provide a more descriptive policy which explains the specific criteria you will use for determining whether to capitalize or expense website development and related software costs, as it appears such costs may be material to your operations.  See FASB ASC 350-40 and 350-50.

We have amended the language to provide more descriptive language to describe our capitalization policy.

Note 3—Common Stock, page F-8

30.

We reviewed your response to comment 53 of our letter dated December 31, 2009.  In order to help us better understand your response, please tell us the details of your compensation and deferral agreements with your officers (and employees, if any).  Specifically, please tell us when you began compensating each of your officers (and employees, if any) and their monthly rates of compensation.   Further, please tell us the amount of compensation deferred under the deferral agreements discussed in Note 2 and the period of deferral leading to the accrual of $76,000 of compensation expense at September 30, 2009.   Please tell us whether the $14,000 recorded for the issuance of 2 million shares of common stock to an officer as an incentive to defer salary, which you state was recorded at the value of the compensation deferred, was in lieu of payment of such salary or if the related salary is included in the accrued compensation discussed in Note 2.  Please revise your disclosures in Notes 2 and 3 so that your compensation arrangements with your officers (and employees, if any) are clear to a reader of your financial statements.  Also please make similar revisions throughout your document, as appropriate, including in your Executive Compensation section beginning on page 22.  We may have further comment after reviewing your response.

Please note salary deferral of $8,000 per month originated in February 2009 for one officer totaling $64,000 for the period reported. Salary deferral of $2,000 per month originated in April 2009 for the other officer, totaling $12,000 for the period reported. These collectively total $76,000. The financial statement notes have been revised to clarify this.

The $14,000 recorded for 2,000,000 shares was reported in error. The actual amount of the value recorded for shares issued to the officer as incentive to defer his salary was $12,000. The financial statements have been revised to reflect this amount.

The $12,000 corresponds to the amount of salary that was deferred. Management’s rational is that the stock issued has no trading value and there was only one purchase for cash during the period by which management would benchmark a fair value. As a result management has treated this issuance as if it were for services and the value of the services appears to be the more readily determinable value of the salary deferral.

Part II—Information Not Required in Prospectus, page II-1

Signatures, page II-3

31. We note your response to comment 57 of our letter dated December 31, 2009.  We re-issued that comment.   Again, please note that your principal executive officer, principal financial officer, principal accounting officer or comptroller, and a majority of your directors must sign the registration statement and any amendment thereto.  Please revise your signature page accordingly.

Signatures revised.

Dealer Prospectus Delivery Obligation, page II-4

32.

We note your response to comment 45 of our letter dated December 31, 2009.  You have included the dealer prospectus delivery obligation statement on page II-4, which appears to be in Part II of your registration statement, and Part II of the registration statement is not included in the prospectus.  You must include the dealer prospectus delivery obligation statement on the outside back cover of the prospectus, which is typically just before Part II of the registration statement.  Please revise or advise.

Revised to be included in the prospectus.

Exhibit 5.1

33.

We note your response to comment 58 of our letter dated December 31, 2009.   However, it appears that counsel revised its opinion to refer to the Nevada laws and judicial decisions “in effect as of the date of this letter” as opposed to those in effect as of the date of effectiveness.   Please have counsel revise the opinion in this matter.

Revised.

Very Truly Yours,

/s/ Ronald Teblum

Ronald Teblum, Chief Executive Officer

My Catalogs Online, Inc.